Name of Registrant: Berkshire Hathaway, Inc.
Name of persons relying on exemption: California Public Employees Retirement System (CalPERS)
Address of persons relying on exemption: 400 Q Street, Sacramento, CA  95811

April 19, 2022

Dear Berkshire Hathaway Inc. Shareowner:

Vote FOR Proposal #3 Requesting Improved Reporting of Physical and Transitional Climate-Related Risks and Opportunities

CalPERS is the largest state public pension fund in the United States with over $450 billion in total assets under management and owner of approximately 800 shares in Class A and over 5.5 million shares in Class B at Berkshire Hathaway Inc. We are co-sponsoring Proposal #3 at the Berkshire Hathaway Inc. 2022 Annual Meeting, along with Federated Hermes, Caisse de Dépôt et Placement du Québec and State of New Jersey Common Pension Fund D.

We believe it is necessary that Berkshire Hathaway provide shareowners with an annual assessment on how it manages physical and transitional climate-related risks and opportunities. This is especially true for companies in carbon-intensive industries or those that have the potential to be significantly impacted by climate change such as utilities and insurance companies - both of which are contained in the company's portfolio. In our view, the company’s existing disclosures are insufficient for investors to adequately assess the company’s physical and transitional climate-related risks and opportunities. We are asking shareowners to vote FOR Proposal #3.

CalPERS will also vote FOR Proposals #2, #4 and #5.

Director Votes – Do Not Support the Re-election of Susan Decker & Meryl Witmer

CalPERS will WITHHOLD vote from the long-standing members of the Audit Committee (Susan Decker and Meryl Witmer) for failing to provide accurate and timely disclosure of environmental risks and opportunities, such as those associated with climate change. Furthermore, in our view these board members have demonstrated a lack of responsiveness to our multiple engagement requests and we believe it is important to hold them accountable.

For questions please contact Craig Rhines, CalPERS Associate Investment Manager at engagements@calpers.ca.gov.

Thank you for your support.

Sincerely,
SIMISO NZIMA
Managing Investment Director, Global Equity
CalPERS Investment Office

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of mail and telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card.